

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3651

December 31, 2008

<u>Via Fax and U.S. Mail</u>

Philip Gay
President and Chief Executive Officer
Grill Concepts, Inc.
6300 Canoga Avenue, Suite 1700
Woodland Hills, CA 91367

RE: Grill Concepts, Inc.
Schedule 13E-3 filed on December 10, 2008
File No. 005-51213

Grill Concepts, Inc.
Preliminary Proxy Statement filed on December 10, 2008
File No. 000-23326

Dear Mr. Gay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please advise us as to what consideration was given as to whether the officers and directors of Grill Concepts are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

2. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3. We note the disclosure under Item 3(a) and (c) of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under Item 3 appears in the proxy and is incorporated by reference in the Schedule 13E-3.

Schedule 14A

General

4. We note from your 10-Q filed on November 12, 2008 that in October 2008 you announced that your Board of Directors had begun exploring strategic alternatives available to the Company which may include raising equity or capital, sale of assets, recapitalization or merger of the Company . On page 16 of the preliminary proxy statement, you indicated that as of September 26, 2008 the Board instructed management to focus on a going private transaction. Please clarify your disclosure to describe when the Board determined that a going private transaction was the best option for the Company.

5. We note the disclosure throughout the preliminary proxy statement that being a private company will be a key cost savings to you because you will no longer be required to file periodic reports with the Securities and Exchange Commission.

Please revise to disclose whether you intend to continue to have your financial statements audited by your public accountants.

Cover

6. Please define the phrase "the effective time of the Reverse Stock Split" in the first instance it is used.

Summary Term Sheet, page 2

7. If true, please include in a new bullet the fact that you will no longer have audited financial statements.

Effects of the Transaction, page 3

8. Revise the next-to-last bullet on this page to clarify that continuing shareholders "will" have access to less information about the company, or explain. Make similar corrective disclosure elsewhere in the proxy, e.g., removing "possible" in possible reduction in information on page 26. The paragraph should note that shareholders, if true, will lose access to audited financial statements, information about executive compensation and affiliated transactions, and other material information about their investment in your company. If they will also lose the protection provided by outside directors, please disclose here as a separate bullet.

Disadvantages of the Transaction, page 6

9. Please revise to highlight the fact that a majority of all of your stockholders and not a majority of your unaffiliated stockholders is required to pass the proposals outlined in the proxy statement.

Determination of Stockholders of Record, page 7

10. We note your disclosure that as of November 28, 2008 there were approximately 475 holders of record of your common shares. However, on page 41 and in Exhibit 99.(c)(ii) you stated that there were approximately 430 holders of record of your common shares. Please revise to explain this discrepancy as this may affect the costs and expenses of the going private transaction.

Questions and Answers About the Transaction and the Special Meeting, page 9

11. Please revise to include a new question and answer to explain why you are proposing to do a forward stock split following the reverse stock split.

12. Please revise to include a new question and answer to disclose the potential conflicts of interests of your officers and directors.

13. Please revise to include a new question and answer to disclose the names of the filing persons.

Can the Board of Directors or the Special Committee determine that…, page 10

14. We note that prior to the special meeting, the board may change the reverse stock split/forward stock split ratio in order to reduce the number of record holders to below 300. Please advise us as to how security holders will be informed of a change in the stock split ratio. Please also tell us whether you intend to resolicit proxies or use these proxies to vote for an amended split ratio, and if applicable, please advise us as to your basis for using these proxies to vote for a different split ratio.

If I own fewer than 35 shares, is there a way I can continue…, page 11

15. Please revise to describe the difficulty in continuing to be a stockholder through additional purchases, given the limited liquidity of your stock.

What vote is required to approve the proposals, page 11

16. Please clarify whether the vote of majority stockholders refers to a vote of common stockholders and preferred stockholders voting as a single class.

Cautionary Statement, page 13

17. Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary/Q&A section. See Rule 13e-3(e)(1)(ii). Please relocate the "Cautionary Statement" section.

Special Factors, 14

18. Please disclose whether there are any agreements for officers and/or directors to purchase common stock or convert preferred shares upon consummation or after the transaction.

Purpose of and Reasons for the Transaction, page 14

19. Please state the reasons for undertaking the going private transaction at this time as opposed to another time in your operating history. Refer to Item 1013(c) of Regulation M-A.

Background of the Transaction, page 16

20. Sarbanes-Oxley was passed in the wake of series of scandals of corporate fraud and was intended to make further frauds less likely. As such, we suggest that you either delete the first sentence or revise it to clarify that its reforms are not "operational" but designed to protect investors from business fraud by management.

21. Each time you present the costs of complying with public reporting obligations, please disclose the amount as a percentage of your revenues. See, for example, the second sentence of the first paragraph of this section.

22. If the sale of shares to Mr. Mathewson in August, 2008 was made with the idea of this going private transaction in mind, please disclose here.

23. We note that on September 26, 2008 Morgan Joseph met with the Board to discuss several business alternatives which included a going private transaction. Please revise to clarify whether Morgan Joseph or the Board originally had the going private transaction idea. Please identify who first proposed the possibility of going private and when this occurred.

24. Please quantify the "significant decline" in recent sales discussed in the second full paragraph on page 17.

25. You disclosed that on November 25, 2008 the Board formed the Special Committee for the purpose of considering the fairness of the terms of the going private transaction. Please revise to disclose the make-up of the Special Committee.

26. On November 26, 2008 the Special Committee requested Morgan Joseph to evaluate the fairness of the proposed share prices ranging from $1.00 to $1.50. Please expand to provide reasons for the Special Committee's selection of the price range. Your expanded disclosure should describe all the materials that the Special Committee reviewed which assisted it in the selection of the price range.

27. On page 18 you indicated that the Special Committee selected the $1.50 per share price from a selection of various possible cash out stock prices. Please revise to disclose the range in cash out stock prices that Morgan Joseph presented to the Special Committee.

28. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Morgan Joseph during your evaluation of the transaction and file any written

materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Alternatives to the Transaction, page 19

29. Please disclose here whether there were other proposed alternatives presented to the Special Committee that were unrelated to effect a deregistration of the Company's securities.

Maintaining the Status Quo, page 20

30. Please revise the second sentence of this paragraph and similar statements throughout the proxy statement to remove the marketing slant regarding your costs and benefits of being a public company or state it as a belief.

Effect on Unaffiliated Stockholders Who Own 35 or More Shares, page 22

31. We note that you will still have unaffiliated stockholders after the transaction. You also disclosed on page 25 that following the going private transaction you may be quoted on the pink sheets. Please disclose in a separate bullet point whether you plan on having audited financial statements after the going private transaction.

32. Revise the second bullet to disclose the significantly increased spread between bid and asked prices which your transaction would cause shareholders.

Effect on Affiliated Stockholders. Page 23

33. Please disclose in this section the amount and strike price of the outstanding options exercisable by your directors and officers. Refer to the security ownership table on page 44.

Fairness of the Transaction, page 25

34. Refer to disclosure on the top of page 27 stating that you "will" be listed on the pink sheets and compare it to disclosure on page 25 stating you cannot guarantee that you will be listed on the pink sheets. Please revise to explain this discrepancy.

35. We note that the Board adopted the conclusion and analyses of the Special Committee with regard to its determination to recommend the cash out share price of $1.50 for the fractional shares. Please include disclosure explaining what reasons different from or in addition to those set forth in the Special Committee's discussion, if any, the Board considered. Please provide expanded disclosure explaining why the

Board believed each of the bulleted reasons set forth by the Special Committee are reasons why the $1.50 share price is fair and why the going private transaction should be undertaken at this time. In that regard, several of the statements lack sufficient detail or are inappropriately conclusory. Refer to Item Instruction 1 to Item 1013 of Regulation M-A.

Historical Prices, page 26

36. We note the historical share price range of $0.61 to $4.55 between January 1, 2008 to December 8, 2008. Considering that $1.50 is on the lower end of this range, please expand your disclosure to provide the Special Committee and Board's considerations in selecting the $1.50 cash out share price.

Going Concern Value, page 26

37. We note that the Special Committee and the Board considered the valuations of the Company's common stock on a going concern basis as presented in Morgan Joseph's valuation report. However, Morgan Joseph's opinion and Exhibit 99.(c)(ii) did not refer to any going concern considerations. Please explain this discrepancy or file the valuation report as an exhibit to the Schedule 13E-3 if it has not been filed.

Procedural Fairness, page 27

38. We note that the Special Committee and Board each believe that separate representatives and advisors for affiliated and unaffiliated stockholders would provide no measurable additional protection to unaffiliated stockholders. Please address how the Special Committee determined that the transaction was procedurally fair in the absence of the safeguards described in Item 1014(d) of Regulation M-A.

39. We note that there is no separate mechanism for the Company to determine the number of common shares for each record holder and that you will be relying on third party brokerage firms to assist in determining the amount of payment to stockholders. Additionally, reference is made to page 24 and the fact that you will not add the number of common shares that each stockholder has if they hold their shares at separate brokerage firms in determining whether a stockholder holds 35 shares. Please revise to explain how this is procedurally fair to the stockholders.

40. Refer to the first sentence of the first paragraph on page 28. Please revise to delete this sentence as it is conclusory in nature, or revise to clarify that it is a statement of management's belief.

Fairness Opinion of Financial Advisor, page 28

41. For each method of analysis in the fairness opinions, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, please include high, low, mean or median values where you have not already done so. Please also describe how the results of each analysis support the opinion that the consideration is fair to unaffiliated shareholders.

42. We note the disclosure that the Company selected Morgan Joseph because of its existing engagement with the Company. However, on page 33 you stated that other than this transaction and the advisory services pursuant to the letter agreement dated August 25, 2008, Morgan Joseph has not acted as financial advisor to any party involved in the transaction within the last three years. Please revise to explain this discrepancy and describe, and quantify any fees paid relating to, any material relationship that existed during the past two years between the Company and its affiliates, and Morgan Joseph. Refer to Rule 1015(b)(4).

43. We note your reference on page 29 to internal information furnished by the Company. Disclose in this proxy a summary of the material financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

44. Please expand your disclosure to explain how the advisor arrived at the discounts and premiums it selected for each analysis. Related to each analysis table, revise to provide a narrative to explain the results that were reached based on your assumptions.

45. We note that a number of the publicly traded companies (for example, Cheesecake Factory, BJ's Restaurants, California Pizza Kitchen and PF Chang's China Bistro) has a notably higher market capitalization than yours. Tell us how an analysis of the stock prices for these companies is useful in the selected public companies analysis when the comparability of these companies is very limited.

46. We also note that a substantial number of your restaurants are geographically concentrated in California. Please revise to address what limitations your selection of the public companies has considering your geographic concentration in the market.

47. Refer to the last paragraph on page 29. Revise to disclose the material assumptions Morgan Joseph made which are referenced, which will help investors determine what weight to give to their opinion.

48. The first full sentence on page 31 refers to 32 transactions. Please name them in the next amendment.

Selected Publicly Traded Companies Analysis, page 31

49. We note that the comparability of the companies was limited "due to the greater size and profitability of the selected companies relative to the Company." Please revise to clarify why Morgan Joseph did not try to choose companies more similar to you in size and results.

Selected Precedent Transactions Analysis, page 32

50. It appears from this analysis that the dataset of companies has results that diverge significantly from the registrant so that the results do not appear to be particularly useful as a component of judging fairness. Please revise to explain the usefulness of this this analysis in your view.

Conduct of the Company's Business After the Transaction, page 34

51. We note that you may review proposals or may propose the acquisition or disposition of assets or other changes in your business. Please tell us whether you have any current plans to enter into any transaction that would require stockholder approval.

Material Federal Income Tax Consequences, page 34

52. Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on any affiliates and the unaffiliated stockholders. Refer to Item 1013(d) of Regulation M-A.

Conduct of the Company's Business After the Transaction, page 34

53. In an appropriate section, please indicate whether the securities acquired in the transaction will be retained, retired, held in treasury, or otherwise disposed of. Refer to Item 1006(b) of Regulation M-A.

Potential Conflicts of Interests of Officers…, page 36

54. Please revise to describe each agreement involving Grill Concept's securities and each executive officer and director. Refer to Item 1005(e) of Regulation M-A and Item 5 of Schedule 13E-3. For example, describe the option agreements and the recent salary reduction plan under which officers will be paid in restricted stock units. Please also ensure that all the information required by Item 5(a)(1) of Schedule 14A is disclosed as to each director or officer.

Security Ownership of Certain Beneficial Owners, page 43

55. Please revise to describe any securities transactions during the past 60 days. Refer to Item 1008(b) of Regulation M-A and Item 11 of Schedule 13E-3.

Exhibit (c)(ii) to Schedule 13E-3

56. We note that on page 3 of the presentation that you state that it is not intended to represent an opinion of Morgan Joseph. However, on page 6 of the presentation you referred to the presentation as an "Opinion." Please revise to explain this discrepancy.

Proxy Card

57. Please revise to state that each proposal is conditioned on approval of the other. Refer to Rule 14a-4(a)(3).

* * * * *

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Philip Gay
Grill Concepts, Inc.
December 31, 2008
Page 11

       Please contact Lauren Nguyen at (202) 551-3642 with any questions or you may reach me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Michael W. Sanders, Esq.
       via facsimile: (832) 446-2599